SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 29, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled: “Tele Leste Celular Participações Announces the Extraordinary General Shareholders’ Meeting “ dated November 29, 2002.

Telefonica
CELULAR
TELE LESTE CELULAR PARTIPAÇÕES S. A.
Announces the Extraordinary General Shareholders’ Meeting

November 29, 2002.  (01 page)

For more information, please contact:

Charles E. Allen
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.:    (55-11) 3549-7200
Fax:    (55-11) 3549-7202
E-mail:  callen@telesp.com.br
URL:  www.telebahiacelular.com.br

(Salvador–Brazil), (November 29, 2002) – TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) announces the Extraordinary General Shareholders’ Meeting to be held on December 30, 2002, at 15:00, at the Company’s headquarters located at Silveira Martins 435, module 3, 3rd floor, auditorium, Cabula, in the capital of the State of Bahia, to discuss the following agenda:

At the General Shareholders’ Meeting:

1)
Approve the adaptation of the Company’s by-laws to the new conditions stated in the Law 10303 from October 31, 2001 for the issuance of preferred shares to be negotiated in the stock market, by modifying the heading of the Company’s by-laws article #8, with to objective to establish the minimum dividend of the preferred shares at a value that equals the 6% per year of the resulting value by dividing the subscribed capital by the number of shares of the Company, or at an amount that is 10% higher than the dividend granted to each ordinary share, choosing the highest of the two values.

GENERAL INSTRUCTIONS

A)
The corresponding powers-of-attorney for the Meeting must be filed at the headquarters, at Silveira Martins 435, module 3, 2nd floor, Cabula, Salvador-BA, Assessoria Jurídica, till 48 hours before the Meeting takes place;

B)
The shareholders participating of the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the company’s headquarters an abstract of their shareholding position issued, issued by the custodian, not older than 2 days before the Meeting’s date.

Salvador, November 29th, 2002

Felix Pablo Ivorra Cano
Chairman, Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date: November 29, 2002	By:	/s/ Charles E. Allen
		Name	Charles E. Allen
		Title:	Investor Relations Director